As filed with the Securities and Exchange Commission on July 15, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________
Griffin-American Healthcare REIT II, Inc.
(Name of Subject Company)
Griffin-American Healthcare REIT II, Inc.
(Name of Person(s) Filing Statement)
___________________________
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
398179101
(CUSIP Number of Class of Securities)
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT II, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612
(949) 270-9200
(949) 474-0442 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Lauren B. Prevost
Seth K. Weiner
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)
___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (together, “CMG”), to purchase up to 3,000,000 shares of the outstanding common stock, par value $0.01 per share, of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $10.00 per share (the “Offer Price”) in cash. As discussed below, the Board of Directors expresses no opinion and remains neutral regarding whether the Company’s stockholders should accept or reject the tender offer by CMG to purchase their shares of common stock.
Item 1. Subject Company Information.
(a) Name and Address. The name of the subject company is Griffin-American Healthcare REIT II, Inc., a Maryland corporation. The address and telephone number of the principal executive offices of the Company are 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, (949) 270-9200.
(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of the close of business on July 15, 2014, there were 293,399,469 Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person and the subject company. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.
(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by CMG to purchase up to 3,000,000 Shares at a purchase price equal to $10.00 per share, subject to the conditions set forth in the Offer to Purchase dated June 30, 2014 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer Form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2014 (the “Schedule TO”). Unless the Offer is extended, it will expire at 11:59 p.m., Pacific Time, on August 14, 2014. The foregoing summary of the Offer is qualified in its entirety by the Offer to Purchase.
According to the Schedule TO, the address and principal executive offices of CMG are 12828 Northup Way, Suite 110, Bellevue, Washington 98005, and its telephone number is (425) 376-0693.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, to the best knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and CMG and their respective executive officers, directors or affiliates.
As of the date of this Schedule 14D-9, to the best knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part III – Item 10. Directors, Executive Officers and Corporate Governance,” “Part III – Item 11. Executive Compensation,” “Part III – Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Part III – Item 13. Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K/A (the “Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2014, as well as Note 12, Related Party Transactions, to the Consolidated Financial Statements contained in the section entitled “Part IV – Item 15. Exhibits, Financial Statement Schedules” in the

Annual Report, which information is incorporated herein by reference. The Annual Report was previously made available to all of the Company’s stockholders and is available for free on the SEC’s web site at www.sec.gov.
Item 4. The Solicitation or Recommendation.
(a) Recommendation. The Company's board of directors expresses no opinion and remains neutral regarding whether the Company's stockholders should accept or reject the CMG Offer. The information set forth in the letter to stockholders, dated July 15, 2014 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the CMG Offer.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or currently intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the CMG Offer.
Item 6. Interest in Securities of the Subject Company.
Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.
Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to a tender offer or other acquisition of any securities of the Company, any subsidiary of the Company or any other person.
Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the CMG Offer that relate to one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. There can be no certainty regarding the results of any consideration and evaluation of the Company’s strategic alternatives by the special committee of the Company board of directors. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Part I – Item 1A. Risk Factors” in the Company’s Annual Report (incorporated herein by reference). These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; changes in interest and foreign currency exchange rates; competition in the real estate industry; the supply and demand for operating properties in the Company’s proposed market areas; changes in accounting principles generally accepted in the United States of America, policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to acquire properties pursuant to its investment strategy; the availability of capital and debt financing; and the Company’s ongoing relationship with its co-sponsors and their affiliates.
Item 9. Exhibits.
The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

Date: July 15, 2014	/s/ Jeffrey T. Hanson
Name: Jeffrey T. Hanson
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of the Company from Jeffrey T. Hanson, Chief Executive Officer and Chairman of the Board of Directors of the Company, dated as of July 15, 2014.

(e)(1)
Excerpts from the Annual Report on Form 10-K/A filed by the Company on March 21, 2014 (the sections of the Company’s Annual Report on Form 10-K/A specified in Items 3 and 8 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Annual Report on Form 10-K/A filed with the SEC on March 21, 2014).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.

6